Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco Holding”) announced today that it has priced US$1.0 billion aggregate principal amount of its 6.20% subordinated notes due 2020 (the “Subordinated Notes”) in transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The public offer price of the Subordinated Notes is 99.552%. Itaú Unibanco Holding intends to use the net proceeds of the issuance of the Subordinated Notes for general corporate purposes.

The Subordinated Notes have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Subordinated Notes will be offered only to qualified institutional buyers under Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Subordinated Notes, nor shall there be any sale of the Subordinated Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The information in this press release is being furnished pursuant to and in accordance with Rule 135c under the Securities Act.

São Paulo, April 8, 2010.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer